UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

YuMe, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98872B 104

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Khosla Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,257(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,257(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,257 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.04% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by Khosla Ventures II, L.P. (“KV II”), Khosla Ventures Associates II, LLC (“KVA II”), Khosla Ventures III, L.P. (“KV III”), Khosla Ventures Associates III, LLC (“KVA III”), Khosla Ventures Seed, L.P. (“KV Seed”), Khosla Ventures Seed Associates, LLC (“KVSA”), Khosla Ventures Seed Side Fund, L.P. (“KV SSF”), Khosla Ventures Seed Side Fund Associates, LLC (“KVSFA”), KFT Trust, Vinod Khosla as Trustee (“KFT”), Vinod Khosla (“Khosla”) and VK Services, LLC (“VK Services,” together with KV II, KVA II, KV III, KVA III, KV Seed, KVSA, KV SSF, KVSFA, KFT and Khosla collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 13,257 shares held by David Weiden, which shares are held by Mr. Weiden for the benefit of certain affiliates of Khosla Ventures pursuant to agreements between Mr. Weiden and such affiliates of Khosla Ventures. Khosla is the managing member of VK Services, which serves as the manager of KVA II, which serves as the general partner of KV II. As such, each of KVA II, VK Services and Khosla possesses power to direct the voting and disposition of the shares owned by KV II, and each of KVA II, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.
(3)	The percentages set forth on the cover sheets are calculated based on 34,429,402 shares of the Common Stock reported to be outstanding as of October 31, 2015 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 6, 2015 (the “Quarterly Report”).

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,257(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,257(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,257 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.04% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 13,257 shares held by David Weiden, which shares are held by Mr. Weiden for the benefit of certain affiliates of Khosla Ventures pursuant to agreements between Mr. Weiden and such affiliates of Khosla Ventures. Khosla is the managing member of VK Services, which serves as the manager of KVA II, which serves as the general partner of KV II. As such, each of VK Services and Khosla possesses power to direct the voting and disposition of the shares beneficially owned by KVA II, and each of VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. KVA II holds no shares of the Issuer directly.
(3)	The percentages set forth on the cover sheets are calculated based on 34,429,402 shares of the Common Stock reported to be outstanding as of October 31, 2015 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS Khosla Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 497,638(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 497,638(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,638(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 497,638 shares held by KV III. Khosla is the managing member of VK Services, which serves as the manager of KVA III, which serves as the general partner of KV III. As such, each of KVA III, VK Services and Khosla possesses power to direct the voting and disposition of the shares owned by KV III, and each of KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of the shares owned by KV III.
(3)	The percentages set forth on the cover sheets are calculated based on 34,429,402 shares of the Common Stock reported to be outstanding as of October 31, 2015 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 497,638(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 497,638(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,638(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 497,638 shares held by KV III. Khosla is the managing member of VK Services, which serves as the manager of KVA III, which serves as the general partner of KV III. As such, each of VK Services and Khosla possesses power to direct the voting and disposition of the shares beneficially owned by KVA III, and each of VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. KVA III holds no shares of the Issuer directly.
(3)	The percentages set forth on the cover sheets are calculated based on 34,429,402 shares of the Common Stock reported to be outstanding as of October 31, 2015 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS Khosla Ventures Seed, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 168,402(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 168,402(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,402(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 168,402 shares held by KV Seed. Khosla is the managing member of VK Services, which serves as the manager of KVSA, which serves as the general partner of KV Seed. As such, each of KVSA, VK Services and Khosla possesses power to direct the voting and disposition of the shares owned by KV Seed, and each of KVSA, VK Services and Khosla may be deemed to have indirect beneficial ownership of the shares owned by KV Seed.
(3)	The percentages set forth on the cover sheets are calculated based on 34,429,402 shares of the Common Stock reported to be outstanding as of October 31, 2015 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS Khosla Ventures Seed Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 168,402(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 168,402(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,402(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 168,402 shares held by KV Seed. Khosla is the managing member of VK Services, which serves as the manager of KVSA, which serves as the general partner of KV Seed. As such, each of VK Services and Khosla possesses power to direct the voting and disposition of the shares beneficially owned by KVSA, and each of VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. KVSA holds no shares of the Issuer directly.
(3)	The percentages set forth on the cover sheets are calculated based on 34,429,402 shares of the Common Stock reported to be outstanding as of October 31, 2015 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS Khosla Ventures Seed Side Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 84,275(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 84,275(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,275(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 84,275 shares held by KV SSF. Khosla is the managing member of VK Services, which serves as the manager of KVSFA, which serves as the general partner of KV SSF. As such, each of KVSFA, VK Services and Khosla possesses power to direct the voting and disposition of the shares owned by KV SSF, and each of KVSFA, VK Services and Khosla may be deemed to have indirect beneficial ownership of the shares owned by KV SSF.
(3)	The percentages set forth on the cover sheets are calculated based on 34,429,402 shares of the Common Stock reported to be outstanding as of October 31, 2015 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS Khosla Ventures Seed Side Fund Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 84,275(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 84,275(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,275(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 84,275 shares held by KV SSF. Khosla is the managing member of VK Services, which serves as the manager of KVSFA, which serves as the general partner of KV SSF. As such, each of VK Services and Khosla possesses power to direct the voting and disposition of the shares beneficially owned by KVSFA, and each of VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. KVSFA holds no shares of the Issuer directly.
(3)	The percentages set forth on the cover sheets are calculated based on 34,429,402 shares of the Common Stock reported to be outstanding as of October 31, 2015 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 763,572(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 763,572(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 763,572(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 13,257 shares held by David Weiden, which shares are held by Mr. Weiden for the benefit of certain affiliates of Khosla Ventures pursuant to agreements between Mr. Weiden and such affiliates of Khosla Ventures, (ii) 497,638 shares held by KV III, (iii) 168,402 shares held by KV Seed and (iv) 84,275 shares held by KV SSF. Khosla is the managing member of VK Services, which serves as the manager of KVA II, KVA III, KVSA and KVSFA, which serve as the general partner of KV II, KV III, KV Seed and KV SSF, respectively. As such, each of VK Services and Khosla possesses power to direct the voting and disposition of the shares owned by the holders set forth above, and each of VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.
(3)	The percentages set forth on the cover sheets are calculated based on 34,429,402 shares of the Common Stock reported to be outstanding as of October 31, 2015 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS KFT Trust, Vinod Khosla as Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 948,769 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 948,769 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 948,769 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 948,769 shares held by KFT. Khosla is a trustee of KFT, which is a revocable trust for the benefit of Khosla and members of his family. As such, Khosla may be deemed to possess voting and investment power over such shares, and may be deemed to have indirect beneficial ownership of such shares.
(3)	The percentages set forth on the cover sheets are calculated based on 34,429,402 shares of the Common Stock reported to be outstanding as of October 31, 2015 as set forth in the Issuer’s Quarterly Report.

1	NAMES OF REPORTING PERSONS Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,712,341(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,712,341(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,712,341(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 13,257 shares held by David Weiden, which shares are held by Mr. Weiden for the benefit of certain affiliates of Khosla Ventures pursuant to agreements between Mr. Weiden and such affiliates of Khosla Ventures, (ii) 497,638 shares held by KV III, (iii) 168,402 shares held by KV Seed, (iv) 84,275 shares held by KV SSF and (v) 948,769 shares held by KFT. Khosla is the managing member of VK Services, which serves as the manager of KVA II, KVA III, KVSA and KVSFA, which serve as the general partner of KV II, KV III, KV Seed and KV SSF, respectively. As such, Khosla possesses power to direct the voting and disposition of the shares owned by the holders set forth above, and Khosla may be deemed to have indirect beneficial ownership of such shares. Khosla is a trustee of KFT, which is a revocable trust for the benefit of Khosla and members of his family. As such, Khosla may be deemed to possess voting and investment power over such shares, and may be deemed to have indirect beneficial ownership of such shares. Khosla holds no shares of the Issuer directly.
(3)	The percentages set forth on the cover sheets are calculated based on 34,429,402 shares of the Common Stock reported to be outstanding as of October 31, 2015 as set forth in the Issuer’s Quarterly Report.

Explanatory Note

This Amendment No. 2 to the statement on Schedule 13G (this “Amendment No. 2”) amends and restates the statement on Schedule 13G filed on February 12, 2014, as amended June 16, 2014 (the “Schedule 13G”). This Amendment No. 2 hereby amends the Schedule 13G as described herein.

Item 1(a).	Name of Issuer:

YuMe, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

1204 Middlefield Road

Redwood City, California 94063

Item 2(a).	Name of Person(s) Filing:

Khosla Ventures II, L.P. (“KV II”)

Khosla Ventures Associates II, LLC (“KVA II”)

Khosla Ventures III, L.P. (“KV III”)

Khosla Ventures Associates III, LLC (“KVA III”)

Khosla Ventures Seed, L.P. (“KV Seed”)

Khosla Ventures Seed Associates, LLC (“KVSA”)

Khosla Ventures Seed Side Fund, L.P. (“KV SSF”)

Khosla Ventures Seed Side Fund Associates, LLC (“KVSFA”)

VK Services, LLC (“VK Services”)

KFT Trust, Vinod Khosla as Trustee (“KFT”)

Vinod Khosla (“Khosla”)

Item 2(b).	Address of Principal Business Office:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

Item 2(c).	Citizenship:

KV II	Delaware, United States of America

KVA II	Delaware, United States of America

KV III	Delaware, United States of America

KVA III	Delaware, United States of America

KV Seed	Delaware, United States of America

KVSA	Delaware, United States of America

KV SSF	Delaware, United States of America

KVSFA	Delaware, United States of America

VK Services Delaware, United States of America

KFT	California, United States of America

Khosla	United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

98872B 104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the beneficial ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of October 31, 2015:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
KV II	0	0	13,257	0	13,257	13,257	0.04%
KVA II (2)	0	0	13,257	0	13,257	13,257	0.04%
KV III	497,638	0	497,638	0	497,638	497,638	1.4%
KVA III (2)	0	0	497,638	0	497,638	497,638	1.4%
KV Seed	168,402	0	168,402	0	168,402	168,402	0.5%
KVSA (2)	0	0	168,402	0	168,402	168,402	0.5%
KV SSF	84,275	0	84,275	0	84,275	84,275	0.2%
KVSFA (2)	0	0	84,275	0	84,275	84,275	0.2%
VK Services (2)	0	0	763,572	0	763,572	763,572	2.2%
KFT(2)	948,769	0	948,769	0	948,769	948,769	2.7%
Khosla(2)	0	0	1,712,341	0	1,712,341	1,712,341	4.7%

(1)	Represents the number of shares of Common Stock and the number of shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of this statement on Schedule 13G (“Securities”) currently beneficially owned by the Reporting Persons.
(2)	VK Services serves as the manager of KVA II, KVA III, KVSA and KVSFA, which serve as the general partner of KV II, KV III, KV Seed and KV SSF, respectively. As such, VK Services possesses power to direct the voting and disposition of certain of the Securities owned by KV II, KV III, KV Seed, KV SSF and certain affiliates of the Reporting Persons, and VK Services may be deemed to have indirect beneficial ownership of such Securities. Khosla serves as the manager of VK Services and is a trustee of KFT, which is a revocable trust for the benefit of Khosla and members of his family. As such, Khosla possesses power to direct the voting and disposition of certain of the Securities owned by KFT, KV II, KV III, KV Seed, KV SSF, VK Services and such affiliates of the Reporting Persons, and may be deemed to have indirect beneficial ownership of such Securities. KVA II, KVA III, KVSA, KVSFA and Khosla hold no Securities of the Issuer directly.

(3)	The percentages set forth above are calculated based on 34,429,402 shares of the Common Stock reported to be outstanding as of October 31, 2015 as set forth in the Issuer’s Quarterly Report.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

KHOSLA VENTURES II, L.P.

By:	Khosla Ventures Associates II, LLC, a Delaware limited liability company and general partner of Khosla Ventures II, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES II, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES III, L.P.

By:	Khosla Ventures Associates III, LLC, a Delaware limited liability company and general partner of Khosla Ventures III, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES III, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED, L.P.

By:	Khosla Ventures Seed Associates, LLC, a Delaware limited liability company and general partner of Khosla Ventures Seed, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED ASSOCIATES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED SIDE FUND, L.P.

By:	Khosla Ventures Seed Side Fund Associates, LLC, a Delaware limited liability company and general partner of Khosla Ventures Seed Side Fund, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED SIDE FUND ASSOCIATES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

KFT TRUST, VINOD KHOSLA AS TRUSTEE

By:	/s/ Vinod Khosla
Vinod Khosla, Trustee

/s/ Vinod Khosla
Vinod Khosla

Exhibit(s):

99.1:	Joint Filing Statement